Exhibit 10







                  Donaldson, Lufkin & Jenrette, Inc.
                140 Broadway, New York, NY  10005-1285
                            (212) 504-3000





                                          January 25, 1995



  Board of Directors and
  the Special Committee of the Board
  Dr Pepper/Seven-Up Companies, Inc.
  8144 Walnut Hill Lane
  Dallas, Texas 75231

  Dear Sirs:

       You have requested our opinion as to the fairness from a financial point of view to the shareholders of Dr Pepper/Seven-Up Companies, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the proposed Agreement and Plan of Merger to be dated as of January 25, 1995, to be entered into among Cadbury Schweppes, plc ("Cadbury"), the Company and DP/SU Acquisition Inc., a wholly owned subsidiary of Cadbury (the "Agreement").

       Pursuant to the Agreement, Cadbury will commence a tender offer for any and all outstanding shares of the Company's common stock at a price of $33.00 per share. The tender offer is to be followed by a merger in which the shares of all shareholders who did not tender (other than dissenters, Cadbury, and subsidiaries) would be converted into the right to receive $33.00 per share in cash.

       In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the Company's management. Included in the information provided during discussions with the Company's management were certain financial forecasts of the Company for the period beginning January 1, 1995 and ending December 31, 1999 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

       In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial forecasts supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgements of the
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  management of the Company as to the future operating and
  financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters on advice of counsel to the Company.

       Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation as to whether any shareholder should tender his shares.

       Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

       Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the shareholders of the Company (other than Cadbury) pursuant to the Agreement is fair to the shareholders of the Company from a financial point of view.

                                     Very truly yours,



                                     DONALDSON, LUFKIN & JENRETTE
                                     SECURITIES CORPORATION


                                     By: /s/ Lawrence N. Lavine
                                        -----------------------
                                        Lawrence N. Lavine
                                        Managing Director